April 25, 2008
Sarah M. Patterson
Counsel
Law Department
200 Hopmeadow Street
Simsbury, CT 06089
VIA EDGAR	Direct Dial: (860) 843-6085
Fax: (860) 380-1616

Mr. Michael Kosoff, Esq.

Staff Attorney – Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4644

Re:	Union Security Insurance Company
File Nos. 333-43805, 033-63799, 333-65231, 033-63829

Union Security Life Insurance Company of New York
File Nos. 333-14761, 333-20345

Dear Mr. Kosoff:

Thank you for your email of April 25, 2008 commenting on the above-captioned registration statements.  In accordance with your request, presented below and attached hereto please find specific responses to each of your comments and questions:

1.              Market Value Adjustment (p. 13 of 333-637999)

a.               Please clarify your explanation on how the MVA operates.  The prospectus states,  “if your Guarantee period’s rate of interest is higher than the rate of interest we are crediting for the new Guarantee Period, then the application of the Market Value Adjustment will increase the amount you receive or transfer.”  This is not necessarily accurate because of the MVA factor.  (See Appendix 1, sample calculation 3).  Please revise the general description of how the MVA operates.  (i.e., If your Guarantee Period’s rate of interest is lower than the sum of the new Guarantee Period and the Market Value Adjustment factor, then the application of the Market Value Adjustment will reduce the amount you receive or transfer. Conversely, if your Guarantee period’s rate of interest is higher than the sum of the rate of interest we are crediting for the new Guarantee Period and the Market Value Adjustment factor, then the application of the Market Value Adjustment will increase the amount you receive or transfer.” (applies to all filings)

Response: Agreed.

b.              Please state the value of the market value adjustment factor in the prospectus.  Also, please describe the purpose of the market value adjustment factor (i.e., to cover administrative or transaction costs).  (applies to all filings)

Response: Agreed.

c.               Please clarify whether a MVA is taken against the death benefit.  (applies to 333-20345, 333-14761, 033-63799 (both), 033-63829)

Response: The MVA is not taken against the death benefit. The bullet points referring to the death benefit will be removed.

d.              If it is at all possible that the registrant will stop offering certain guaranteed periods to investors, please explain what alternate values will be used to calculate the MVA.

Response: If certain guarantee periods are no longer offered to investors we would select a comparable, recognizable index to calculate the MVA.

2.              Appendix 1

Please include in the first sentence that the MVA also affects amounts annuitized and paid out as a death benefit.  (applies to all filings)

Response: Language will be added to state that the MVA also affects amounts annuitized.  The MVA is not taken against the death benefit.

3.              Tandy Representations

Registrant hereby acknowledges that the Staff of the Commission has not passed upon the accuracy or adequacy of the prospectus and related statement of additional information for the above referenced registration statements. Registrant further acknowledges that the review of the filing by the Staff of the Commission does not relieve it of its full responsibility for the adequacy and accuracy of the disclosure of this filing nor does it foreclose the Commission from taking any action with respect to the filing. Further, registrant acknowledges that it may not assert as a defense in any proceeding initiated by the Commission or any person under federal securities law that the Staff of the Commission reviewed the filing and provided comments to the registrant or that the filing became automatically effective thereafter.

2

As per our telephone conversation of today, we will make the above-referenced changes to the registration statements via Rule 424(b)(3). Please contact myself or Richard Wirth if you have any questions. Thank you.

Sincerely,

/s/ Sarah M. Patterson

Encl.

3

Union Security Insurance Company

File Nos. 333-43805, 033-63799, 333-65231, 033-63829

Union Security Life Insurance Company of New York

File Nos. 333-14761, 333-20345

Supplement To Prospectus Dated

May 1, 2008

The following replaces the text appearing under the heading “Market Value Adjustment”:

Except as described below, we will apply a Market Value Adjustment to any account value that is surrendered, transferred, or otherwise paid out (annuitized) before the end of a Guarantee Period.  For example, we will apply a Market Value Adjustment to account value that we pay as an amount applied to an Annuity Payout option, or as an amount paid as a single sum in lieu of an Annuity Payout.

The purpose of the Market Value Adjustment is to transfer the risk to you of prematurely liquidating your investment. The Market Value Adjustment reflects both the amount of time left in your Guarantee period and the difference between the rate of interest credited to your current Guarantee period and the interest rate we are crediting to a new Guarantee Period with a duration equal to the amount of time left in your Guarantee Period. If your Guarantee Period’s rate of interest is lower than the sum of the new Guarantee Period interest rate and the Market Value Adjustment factor (i.e., [0.005%]), then the application of the Market Value Adjustment will reduce the amount you receive or transfer. Conversely, if your Guarantee Period’s rate of interest is higher than the sum of the rate of interest we are crediting for the new Guarantee Period and the Market Value Adjustment factor, then the application of the Market Value Adjustment will increase the amount you receive or transfer.  You will find a sample Market Value Adjustment calculation in Appendix I.

We do not apply a Market Value Adjustment to withdrawals and transfers of account value in the following circumstances:

1.     Death benefits paid pursuant to a Contract;

2.     Surrenders or transfers from the one-year Guarantee Period;

3.     Surrenders during a 30 day period that begins 15 days before the end of the Guarantee Period in which the account value was being held, and that ends 15 days after the end of the Guarantee Period in which the account value was being held; and

4.     Surrenders or transfers from a Guarantee Period on a periodic, automatic basis.  This exception only applies to such withdrawals or transfers under a formal company program. We may impose conditions and limitations on any formal company program for the withdrawal or transfer of account values.  Ask your representative about the availability of such a program in your state and applicable conditions and limitations.

The following replaces the first sentence of the hypothetical provided in Appendix I: “We will determine the Market Value Adjustment by multiplying the account value that is withdrawn, transferred or otherwise paid out (annuitized) before the end of a Guarantee Period (after deduction of any applicable surrender charge) by the following Market Value Adjustment factor.